Exhibit 99.1

Jeffs’ Brands: KeepZone AI Enters into Agreement to Sell Advanced AI Threat Detection Solution in Mexico’s Security Sector

Targeting enhanced safety for FIFA World Cup 2026 in Mexico City through SeeTrue’s AI-powered automated threat detection technology

Tel Aviv, Israel, Feb. 18, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, recently announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone AI”), has entered into a non-exclusive reseller agreement (the “Agreement”) with SeeTrue, Inc. (“SeeTrue”), a developer of AI-based automatic threat detection solutions for security screening.

Under the terms of the Agreement, KeepZone AI was appointed as a non-exclusive reseller of SeeTrue’s innovative threat detection solution in Mexico, with a focus on critical infrastructure, urban security, and military/defense segments. The Agreement includes the FIFA World Cup 2026 in Mexico City as an identified program opportunity, subject to the parties entering into a definitive commercial agreement with the relevant end user, where advanced screening technology is essential for enhancing public safety and protecting high-profile events. SeeTrue’s solution leverages cutting-edge AI to automate threat detection in screening processes, providing efficient, reliable, and scalable security measures for government entities and critical assets.

This collaboration aligns with KeepZone AI’s strategy to expand its portfolio of AI-driven homeland security solutions, enabling the company to address growing demands for advanced threat mitigation in emerging markets. The Agreement grants KeepZone AI the right to market, demonstrate and resell licenses to SeeTrue’s solution to approved end-users in Mexico, with an initial focus on a government-related opportunity in Mexico.

“We are thrilled to collaborate with SeeTrue to bring their state-of-the-art AI-based threat detection technology to Mexico, a market with significant potential in homeland security,” said Avi Levy, Vice President of Business Development of KeepZone AI. “This reseller agreement strengthens KeepZone AI’s position as a premier provider of innovative security solutions, particularly in connection with large-scale international events such as the 2026 FIFA World Cup. By integrating SeeTrue’s advanced capabilities, we are well-equipped to support government and defense clients in combating evolving threats, driving growth for Jeffs’ Brands in the global security sector.”

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

About SeeTrue:

SeeTrue is an Artificial Intelligence (AI) software company and a global leader in prohibited items and threat detection technology, delivering secure, fast, and efficient security screening. SeeTrue’s AI solutions integrate seamlessly with X-ray and CT scanners across airports, seaports, urban security checkpoints, customs, and shipment facilities worldwide, improving throughput and operational efficiency. SeeTrue APIDS for CT screening is ECAC-approved under the Common Evaluation Program (CEP), enabling automated, regulation-approved detection for advanced aviation security operations.

SeeTrue operates from New York, Tel Aviv, London, and Amsterdam. For more information, visit www.seetrue.ai

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, KeepZone AI’s expected role in marketing and reselling SeeTrue’s solutions in Mexico, the potential deployment of such solutions in connection with the FIFA World Cup 2026 or other government projects, the anticipated demand for AI-based security screening technologies, and the Company’s strategy to expand into the global homeland security market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com